NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 8, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2018. The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended Sept 30,		Nine months ended Sept 30,
	2018	2017	2018	2017

Revenues	$3,491,602	$1,153,341	$8,538,716	$4,150,321
Cost of goods sold	$1,947,607	$887,986	$5,067,037	$3,302,990
Write off of inventory	$-	$443,769	$-	$443,769
Gross profit (loss)	$1,543,995	$(178,414)	$3,471,679	$847,331
Income tax expense (recovery)	$161	$17,856	$(3,052)	$17,856
Net income (Loss)	$261,717	$(1,380,495)	$(180,336)	$(2,803,514)
EBITDA (Loss)	$383,563	$(936,011)	$62,195	$(2,256,111)
EPS (basic and diluted)	$0.01	$(0.03)	$(0.00)	$(0.06)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2018 the Company had cash on deposit in the amount of $421,500, accounts receivable of $1,754,749, prepaid expenses of $145,908 and inventory of $3,732,559 compared to cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 at December 31, 2017.

The working capital position of the Company at September 30, 2018 was $3,711,142 compared to $3,628,911 at December 31, 2017. Accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,754,749 of incoming cash flow plus $421,500 of available cash to discharge liabilities of $1,634,287 on a timely basis subsequent to September 30, 2018.

Net assets of the Company were $7,483,152 at September 30, 2018 compared to $7,565,233 at December 31, 2017. At September 30, 2018 the Company had no interest-bearing long-term liabilities or debt.

OUTLOOK

Our team of dedicated stakeholders have actively pulled together to turnaround our business capabilities and improve our financial performance during very difficult recessionary challenges over the past three years. Our strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry. This was imperative and we believed that this process would eventually lead to a healthy financial turnaround. Under these established initiatives we have experienced improved sales results providing a steady return to our available capital reserves. This turn of events has allowed us to survive and keep our ambitions of business growth, product development and pursuit of regulatory approvals on course.

Management has been encouraged by sales-to-date growth for 2018 and the revenue prospects for 2019. Crude oil, ethanol and chemicals are the key commodities that are leading the way in the resurgence of tank car market activity. This stimulus has led rail tank car analysts to expect average new-build production rates to grow from approximately 12,000 tank cars in 2018 to 19,000 tank cars in 2019. Based on these new-build predictions and our historic retrofit/repair business Kelso expects to supply its specialized tank car equipment to over 8,000 tank cars in 2018 and over 10,000 tank cars in 2019.

A key dynamic for our growth of financial performance will be getting a wider variety of our tank car products adopted by hazmat shippers. Once this adoption trend is established, we expect customers to begin to specify combinations of our One-Bolt Manway, VRV and BOV along with our proven PRV. Our long-term goal is to improve tank car revenues from approximately $1,400 per tank car to in excess of $10,000 per tank car.

The key hurdle for sales growth is the achievement of full AAR regulatory approvals that are required for full commercial adoption. Currently our VRV is in the final stages of full AAR approval. Once final approvals are received sales of VRV are expected to commence.

There is no mandatory requirement for any company to participate in service trials of new technology which means we have to source volunteer companies to participate in service trial programs. This is a difficult circumstance but Kelso has successfully found these technology partners and service trials for our ceramic ball BOV, high pressure PRV and angle valve are in process. Customer s’ willingness to participate in this process is an encouraging indication that these products will be in demand once approvals are completed.

Our R&D model has delivered an array of promising new products that include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and an ASCS suspension system for motor vehicles being used in rugged outback terrain applications.

We continue to prioritize promising product development initiatives to build future value propositions for Kelso’s stakeholders even though R&D projects are often complex, expensive and the timing of revenue streams are unpredictable and not guaranteed. Although many operational and human resource expenses have been reduced our capital management remains challenging but recent improvements in cash flows from sales growth in 2018 have been adequate to fund current business activities. The Company can currently operate without immediate access to new equity capital or debt and the Company remains free of interest-bearing long-term debt.

In 2017 we began re-branding our organization by implementing new business processes, new personnel, changing our corporate culture and revamping our approach to customer service, marketing and sales processes. In 2018 the results have been encouraging with growth in sales, improved financial performance and business momentum seems to be building for future periods. The key objectives of our strategic plans are the eventual satisfaction of all Kelso stakeholders with reliable growth of profitability, improved financial health and market valuation.

About Kelso Technologies

Kelso is an engineering development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company develops and offers specialized rail tank car equipment, truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non-cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Kelso that our strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry and this was imperative to eventually lead to a healthy financial turnaround; that under these established initiatives we have experienced improved sales results providing a steady return to our available capital reserves; that this turn of events has allowed us to survive and keep our ambitions of business growth, product development and pursuit of regulatory approvals on course; that management has been encouraged by sales-to-date growth for 2018 and the revenue prospects for 2019; that rail tank car analysts to expect average new-build production rates to grow from approximately 12,000 tank cars in 2018 to 19,000 tank cars in 2019; that based on these new-build predictions and our historic retrofit/repair business Kelso expects to supply its specialized tank car equipment to over 8,000 tank cars in 2018 and over 10,000 tank cars in 2019; that a key dynamic for our growth of financial performance will be getting a wider variety of our tank car products adopted by hazmat shippers; that once this adoption trend is established we expect customers to begin to specify combinations of our One-Bolt Manway, VRV and BOV along with our proven PRV; that our long-term goal is to improve tank car revenues from approximately $1,400 per tank car to in excess of $10,000 per tank car; that our VRV is in the final stages of full AAR approval and once final approvals are received sales of VRV are expected to commence; that cash flows from sales growth in 2018 have been adequate to fund current business activities and the Company can currently operate without immediate access to new equity capital or debt and the Company remains free of interest-bearing long-term debt; that the results in 2018 have been encouraging with growth in sales and improved financial performance; that business momentum seems to be building for future periods; and that the key objectives of our strategic plans are the eventual satisfaction of all Kelso stakeholders with reliable growth of profitability, improved financial health and market valuation. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com